October 8, 2015

By Hand, Edgar and E-mail Transmission

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street N.E.,

Washington, D.C. 20549.

Attention: Laura Nicholson, Special Counsel

Re:	New Business Netherlands N.V.
Registration Statement on
Form F-1 (File No. 333-205804)

Dear Ms. Nicholson:

Further to our recent telephone conversations with representatives of the staff of the Securities and Exchange Commission (the “Staff”), we are writing on behalf of our client, New Business Netherlands N.V. (the “Registrant”), to provide for the Staff’s review on a confidential basis the proposed price range for the Registrant’s initial public offering and consequential disclosures resulting from the price range, all of which the Registrant plans to include in the registration statement on Form F-1 (File No. 333-205804) (the “Registration Statement”). Attached are a set of changed pages that reflect these amendments. As previously discussed, the Registrant plans to file at the close of the markets in the United States on Friday, October 9, 2015, an amendment to the Registration Statement including the preliminary prospectus that will be distributed to prospective investors in the offering. In accordance with the timetable we previously discussed, the Registrant intends to commence distribution of the preliminary prospectus and commence marketing “roadshow” meetings on October 12, 2015. We apologize for the timing of this filing, but the Columbus Day Federal holiday necessitates that the Registrant file on Friday afternoon in order to begin meetings with prospective investors on Monday.

Securities and Exchange Commission October 8, 2015

The Registrant very much appreciates the Staff’s continued cooperation in the Registrant’s initial public offering preparations and in working with the Registrant to meet its offering timetable.

Any questions or comments with respect to the attached changed pages may be communicated to the undersigned (tel: 212-558-3109 or email: millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email and facsimile (212-291-9101) with the original by mail c/o Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Scott D. Miller
Scott D. Miller

cc:	Sonia Bednarowski
Claire Erlanger
Melissa Raminpour
(Securities and Exchange Commission)

Alessandro Gili
Carlo Daneo
(New Business Netherlands N.V.)

Richard K. Palmer
Giorgio Fossati
(Fiat Chrysler Automobiles N.V.)

Oderisio De Vito-Piscicelli
(Sullivan & Cromwell LLP)